

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 30, 2009

Pat Goebel
Chief Executive Officer
Forgent Networks, Inc. d/b/a Asure Software
108 Wild Basin Road
Austin, TX 78746

>   **Re: Forgent Networks, Inc. d/b/a Asure Software**
>   **Preliminary Revised Proxy Statement on Schedule 14A**
>   **Filed November 24, 2009**
>   **File No. 001-34522**

Dear Mr. Liguori:

        We have completed our review of your filing and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Maryse Mills-Apenteng
>   Special Counsel

cc: <u>Via facsimile: (646) 390-6784</u>
        David Sandberg